EXHIBIT 4.1

MERIX CORPORATION

AMENDMENT NO. 1 TO RIGHTS AGREEMENT

This Amendment No. 1 to Rights Agreement (this “Amendment”), is made as of the 6th day of October, 2009, by and between Merix Corporation, an Oregon corporation (the “Company”) and American Stock Transfer & Trust Company, LLC (the “Rights Agent”).  Capitalized terms used in this Amendment but not defined herein shall have the meaning assigned to them in the Rights Agreement (as defined below).

RECITALS

Whereas, the Company and the Rights Agent are parties to that certain Rights Agreement dated as of October 16, 2007 (the “Rights Agreement”), which provides for the issuance of rights to registered holders of each share of the Company’s Common Stock, in certain circumstances, with each right representing the right to purchase one one-hundredth of a share of Series A Preferred Stock of the Company;

Whereas, the Company has entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Viasystems Group, Inc., a Delaware corporation (“Parent”) and Maple Acquisition Corp., an Oregon corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Parent shall acquire the Company by means of a merger (the “Merger”) of Merger Sub, with the Company, with the result that the Company will be the surviving corporation of the Merger and become a wholly-owned subsidiary of Parent, and by virtue of the Merger each share of the Company’s Common Stock, other than such shares as are held by the Company, Parent or Merger Sub outstanding immediately prior to the effectiveness of the Merger would be converted into the right to receive shares of common stock of Parent, par value $.01 per share (the “Merger Consideration”);

Whereas, the Board of Directors of the Company has determined that the Rights Agreement should not apply to the Merger and the transactions contemplated by the Merger Agreement; and

Whereas, Section 26 of the Rights Agreement provides that prior to the Distribution Date, the Company and the Rights Agent shall, if the Board of Directors of the Company so directs, supplement or amend any provision of the Rights Agreement without the approval of any holders of certificates representing shares of Common Stock.

Now, Therefore, in consideration of the foregoing, the Company and the Rights Agent hereby agree as follows:

1. The definition of “Acquiring Person” is hereby supplemented by adding the following sentence at the end of such definition:

“Notwithstanding anything to the contrary herein, Viasystems Group, Inc. shall not be deemed to be an “Acquiring Person” as a result of the transactions contemplated by (i) that certain Agreement and Plan of Merger, dated as October 6, 2009, by and among the Company, Viasystems Group, Inc. and Maple Acquisition Corp., including any acquisition of Common Stock by Viasystems Group, Inc. made in accordance therewith and (ii) that certain Note Exchange Agreement, dated as of October 6, 2009, by and among Viasystems Group, Inc., Maple Acquisition Corp. and certain holders of the Company’s 4% Senior Subordinated Notes Due 2013 (the “Note Exchange Agreement”).”

2. Clause (ii) of Section 3(a) of the Rights Agreement is hereby supplemented by adding the phrase “(other than as contemplated by the Note Exchange Agreement)” immediately following the phrase “the close of business on the tenth day after the date that a tender offer or exchange offer”.

3. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

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In Witness Whereof, the parties have executed this Amendment No. 1 to Rights Agreement as of the date set forth above.

COMPANY:
Merix Corporation By: /s/ Michael D. Burger Name: Michael D. Burger Title: President and Chief Executive Officer

RIGHTS AGENT:
American Stock Transfer & Trust Company, LLC By: /s/ Herbert J. Lemmer Name: Herbert J. Lemmer Title: Vice President & Corporate Counsel